UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024.

Commission File Number 001-40626

VTEX

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

100 Avebury Boulevard, Milton Keynes, MK9 1FH

London, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

PART I - FINANCIAL INFORMATION

Item 1 - Financial Statements

Index to Financial Statements

VTEX

Condensed consolidated interim financial statements

Condensed consolidated interim balance sheets	4

Condensed consolidated interim statements of profit or loss	6

Condensed consolidated interim statements of changes in shareholder’s equity	7

Condensed consolidated interim statements of cash flows	8

Notes to the condensed consolidated interim financial statements	9

VTEX

Condensed consolidated interim balance sheets

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	June 30, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	22,910	28,035
Short-term investments	192,489	181,374
Trade receivables	49,100	44,122
Recoverable taxes	9,462	6,499
Deferred commissions	1,315	1,005
Prepaid expenses	3,716	5,143
Derivative financial instruments	48	53
Other current assets	249	22

Total current assets	279,289	266,253

Non-current assets
Long-term investments	3,635	2,000
Trade receivables	9,386	7,415
Deferred tax assets	21,274	19,926
Prepaid expenses	96	155
Recoverable taxes	4,373	4,454
Deferred commissions	3,842	2,924
Other non-current assets	792	902
Right-of-use assets	2,464	3,277
Property and equipment, net	2,950	2,697
Intangible assets, net	27,331	30,024
Investments in joint venture	—	1,118

Total non-current assets	76,143	74,892

Total assets	355,432	341,145

The above condensed consolidated interim balance sheets should be read in conjunction with the accompanying notes.

VTEX

Condensed consolidated interim balance sheets

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	June 30, 2024	December 31, 2023
LIABILITIES
Current liabilities
Accounts payable and accrued expenses	39,332	39,728
Taxes payable	6,778	8,219
Lease liabilities	1,607	1,863
Deferred revenue	28,575	25,948
Other current liabilities	1,046	1,486

Total current liabilities	77,338	77,244

Non-current liabilities
Accounts payable and accrued expenses	2,305	1,632
Taxes payable	83	—
Lease liabilities	1,470	2,233
Deferred revenue	19,449	16,584
Deferred tax liabilities	3,422	2,668
Other non-current liabilities	408	452

Total non-current liabilities	27,137	23,569

EQUITY
Issued capital	18	18
Capital reserve	377,857	370,821
Other reserves	609	(486)
Accumulated losses	(127,571)	(130,060)

Equity attributable to VTEX’s shareholders	250,913	240,293
Non-controlling interests	44	39

Total shareholders’ equity	250,957	240,332

Total liabilities and equity	355,432	341,145

The above condensed consolidated interim balance sheets should be read in conjunction with the accompanying notes.

VTEX

Condensed consolidated interim statements of profit or loss

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	Three months ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Subscription revenue	53,985	44,772	104,347	84,534
Services revenue	2,556	3,114	4,842	5,634

Total revenue	56,541	47,886	109,189	90,168

Subscription cost	(11,842)	(11,153)	(23,381)	(21,553)
Services cost	(3,080)	(4,353)	(6,301)	(8,519)

Total cost	(14,922)	(15,506)	(29,682)	(30,072)

Gross profit	41,619	32,380	79,507	60,096

Operating expenses
General and administrative	(8,767)	(8,242)	(17,939)	(16,167)
Sales and marketing	(17,252)	(14,449)	(34,444)	(29,231)
Research and development	(14,236)	(16,305)	(26,964)	(30,264)
Other income (losses)	331	(511)	(55)	(1,265)

Income (loss) from operations	1,695	(7,127)	105	(16,831)

Financial income	10,342	9,240	19,444	16,599
Financial expense	(7,551)	(9,126)	(20,047)	(15,029)

Financial result, net	2,791	114	(603)	1,570

Equity results	(16)	367	2	708

Income (loss) before income tax	4,470	(6,646)	(496)	(14,553)

Income tax
Current	73	(1,697)	(181)	(2,267)
Deferred	386	1,733	3,152	2,282

Total income tax	459	36	2,971	15

Net income (loss) for the period	4,929	(6,610)	2,475	(14,538)

Attributable to controlling shareholders	4,935	(6,611)	2,489	(14,539)
Non-controlling interest	(6)	1	(14)	1
Earnings (loss) per share
Basic earnings (loss) per share	0.027	(0.035)	0.013	(0.077)
Diluted earnings (loss) per share	0.026	(0.035)	0.013	(0.077)

The above condensed consolidated interim statements of profit or loss should be read in conjunction with the accompanying notes.

VTEX

Condensed consolidated interim statements of changes in shareholders’ equity

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	Issued capital	Capital reserve	Other reserves	Accumulated losses	Equity attributable to VTEX’s shareholders	Non- controlling interests	Total shareholders’ equity
At January 1, 2023	19	390,885	127	(116,373)	274,658	19	274,677

Net loss for the period	—	—	—	(14,539)	(14,539)	1	(14,538)
Other comprehensive income (loss)	—	—	4,262	—	4,262	—	4,262

Total comprehensive loss for the period	—	—	4,262	(14,539)	(10,277)	1	(10,276)

Transactions with owners of the Company
Exercise of stock options	—	88	—	—	88	—	88
Share repurchase program	—	(13,841)	—	—	(13,841)	—	(13,841)
Share-based compensation	—	7,883	—	—	7,883	—	7,883
Transactions with non-controlling interests	—	—	—	—	—	43	43

Total transactions with owners of the Company	—	(5,870)	—	—	(5,870)	43	(5,827)

At June 30, 2023	19	385,015	4,389	(130,912)	258,511	63	258,574

At January 1, 2024	18	370,821	(486)	(130,060)	240,293	39	240,332

Net income for the period	—	—	—	2,489	2,489	(14)	2,475
Other comprehensive income (loss)	—	—	1,095	—	1,095	—	1,095

Total comprehensive income for the period	—	—	1,095	2,489	3,584	(14)	3,570

Transactions with owners of the Company
Exercise of stock options	—	1,399	—	—	1,399	—	1,399
Share-based compensation	—	5,637	—	—	5,637	—	5,637
Transactions with non-controlling interests	—	—	—	—	—	19	19

Total transactions with owners of the Company	—	7,036	—	—	7,036	19	7,055

At June 30, 2024	18	377,857	609	(127,571)	250,913	44	250,957

The above condensed consolidated interim statements of changes in shareholders’ equity should be read in conjunction with the accompanying notes.

VTEX

Condensed consolidated interim statements of cash flows

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	June 30, 2024	June 30, 2023
Net income (loss) for the period	2,475	(14,538)

Adjustments for:
Depreciation and amortization	2,228	2,494
Deferred income tax	(3,152)	(2,282)
Loss on disposal of rights of use, property, equipment, and intangible assets	128	612
Expected credit losses from trade receivables	479	737
Share-based compensation	6,970	7,621
Provision for payroll taxes (share-based compensation)	1,426	1,320
Adjustment of hyperinflation	5,785	4,860
Equity results	(2)	(708)
Accrued interest	(10,510)	(5,055)
Fair value gains	(524)	(5,450)
Others and foreign exchange, net	5,762	2,439
Change in operating assets and liabilities
Trade receivables	(12,987)	(6,609)
Recoverable taxes	(4,673)	(119)
Prepaid expenses	1,141	488
Other assets	(1,074)	(64)
Accounts payable and accrued expenses	1,836	(1,388)
Taxes payable	627	1,108
Deferred revenue	10,255	6,170
Other liabilities	841	227

Cash provided by (used in) operating activities	7,031	(8,137)

Income tax paid	(632)	(37)

Net cash provided by (used in) operating activities	6,399	(8,174)

Cash flows from investing activities
Dividends received from joint venture	—	1,138
Proceeds from disposal of Joint Venture	1,026	—
Purchase of short and long-term investment	(67,538)	(21,273)
Redemption of short-term investment	60,593	118,311
Interest and dividends received from short-term investments	463	1,233
Acquisitions of property and equipment	(1,259)	(178)
Derivative financial instruments	(2,201)	(45)

Net cash provided by (used in) investing activities	(8,916)	99,186

Cash flows from financing activities
Changes in restricted cash	—	1,660
Proceeds from the exercise of stock options	1,399	88
Net-settlement of share-based payment	(1,624)	(932)
Buyback of shares	—	(13,841)
Payment of loans and financing	—	(1,238)
Interest paid	—	(5)
Principal elements of lease payments	(870)	(751)
Lease interest paid	(200)	(302)

Net cash used in financing activities	(1,295)	(15,321)

Net increase (decrease) in cash and cash equivalents	(3,812)	75,691

Cash and cash equivalents, beginning of the period	28,035	24,394

Effect of exchange rate changes	(1,313)	419

Cash and cash equivalents, end of the period	22,910	100,504

Non-cash transactions:
Lease liabilities arising from obtaining right-of-use assets and remeasurement	287	85

Transactions with non-controlling interests	19	43

The above condensed consolidated interim statements of cash flows should be read in conjunction with the accompanying notes.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

1	General information

VTEX (“VTEX” or the “Company”) and its subsidiaries, or collectively referred to as the “Group”, provides a software-as-a-service digital commerce platform tailored for enterprise brands and retailers. The Company’s shares, under the symbol “VTEX”, are listed on the New York Stock Exchange (“NYSE”).

The following entities are part of the Group and are being consolidated in these unaudited condensed interim financial statements:

				Interest held by the Group (%)
	Place of
	business/		Principal
Company	country of incorporation	Relationship	business activity	June 30, 2024	December 31, 2023	June 30, 2023
VTEX (“VTEX”)	Cayman	Holding	Technology Services
VTEX Argentina S.A. (“VTEX ARG”)	Argentina	Subsidiary	Technology Services	100	100	100
VTEX Brasil Tecnologia para E-commerce LTDA. (“VTEX Brazil”)	Brazil	Subsidiary	Technology Services	100	100	100
VTEX Day Eventos LTDA (“VTEX DAY”)	Brazil	Subsidiary	Production of events	100	100	100
Loja Integrada Tecnologia Para Softwares S.A. (“Loja Integrada”)	Brazil	Subsidiary	Technology Services	97.73	98.68	98.87
VTEX Chile SPA (“VTEX CHI”)	Chile	Subsidiary	Technology Services	100	100	100
VTEX Colombia Tecnologia para Ecommerce S.A.S. (“VTEX COL”)	Colombia	Subsidiary	Technology Services	100	100	100
VTEX Commerce Cloud Solutions LLC (“VTEX USA”)	USA	Subsidiary	Technology Services	100	100	100
VTEX Ecommerce Platform Limited (“VTEX UK”)	UK	Subsidiary	Technology Services	100	100	100
VTEX Mexico Soluciones en Ecommerce S.R.L. de C.V. (“VTEX MEX”)	Mexico	Subsidiary	Technology Services	100	100	100
EICOM Business School S.A.P.I De C.V. (“Escuela”)	Mexico	Subsidiary	Technology Services	100	100	100
Peru Tecnologia para ECOMMERCE S.A.C. (“VTEX PERU”)	Peru	Subsidiary	Technology Services	100	100	100
VTEX Platform España, S.L. (“VTEX ESP”)	Spain	Subsidiary	Technology Services	100	100	100
VTEX Ecommerce Platform Limited - Sede Secondaria (“VTEX ITA”)	Italy	Branch	Technology Services	100	100	100
VTEX Ecommerce Platform Limited London - Sucursala Bucuresti (“VTEX ROM”)	Romania	Branch	Technology Services	100	100	100
VTEX Ecommerce Platform Limited – Sucursal em Portugal (“VTEX PORT”)	Portugal	Branch	Technology Services	100	100	100

The Group previously owned VT Comercio, a joint venture (“JV”) formed in July 2019 with a 50% participation. On August 30, 2023, the Company announced the termination of the JV, and the dissolution terms were finalized in May 2024.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

2	Basis of presentation and consolidation

a. Basis for preparation of the unaudited condensed consolidated interim financial statements

The unaudited condensed consolidated interim financial statements of VTEX Group for the three-month period ended June 30, 2024, have been prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in an annual consolidated financial statement. Accordingly, this report is to be read in conjunction with the Group’s annual consolidated financial statements for the year ended December 31, 2023, and any public announcements made by the Group during the interim reporting period.

The accounting policies adopted are consistent with those of the previous financial year, except for the income tax estimation (see note 6) and the adoption of new and amended standards as set out below.

The unaudited condensed consolidated interim financial statements are presented in U.S. dollars (“USD” or “US$”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousands, except when otherwise indicated.

b. New standards, interpretations, and amendments adopted by the Group

A number of amended standards became applicable for the current reporting period. The Group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these amended standards.

c. Critical estimates and accounting judgments

Management has made judgments and estimates that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates. Accounting estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are recognized prospectively.

In preparing these unaudited condensed consolidated interim financial statements, the significant judgments and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those set at the consolidated financial statements for the year ended December 31, 2023. No retrospective adjustments were made.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

3.	Cash and cash equivalents

The breakdown of cash and cash equivalents is as follows:

	June 30, 2024	December 31, 2023
Cash and cash bank deposits	18,529	24,962
Time deposits, investment funds and others	4,381	3,073

Total	22,910	28,035

4	Short and long-term investments

	June 30, 2024	December 31, 2023
Financial assets measured at fair value	121,712	95,293
Financial assets measured at amortized cost	74,412	88,081

Short and long-term investments	196,124	183,374

Current	192,489	181,374
Non-current	3,635	2,000

4.1 Financial investments measured at fair value

The following table shows the changes in the balances:

2024
Opening balance on January 1	95,293
Additions	25,758
Redemption	(3,885)
Accrued dividend	362
Fair value gains (losses)	4,268
Exchange differences	(84)

Closing balance on June 30	121,712

4.2 Financial investments measured at amortized cost

The following table shows the changes in the balances:

2024
Opening balance on January 1	88,081
Additions	41,780
Redemption	(56,708)
Accrued interest	9,685
Fair value losses, net	(1,535)
Exchange differences	(6,891)

Closing balance on June 30	74,412

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

5	Trade receivables

Trade receivables are as follows:

	June 30, 2024	December 31, 2023
Trade receivables	59,309	52,446
Expected credit losses	(823)	(909)

Total trade receivables	58,486	51,537

Current	49,100	44,122
Non-current	9,386	7,415

The changes in expected credit losses for trade receivables are as follows:

2024
Opening balance on January 1	(909)
Addition, net	(479)
Write-off	480
Exchange differences	85

Closing balance on June 30	(823)

The trade receivables by maturity are distributed as follows:

	June 30, 2024	December 31, 2023
Current	55,487	49,201
Overdue:
From 1 to 30 days	1,667	1,810
From 31 to 60 days	916	244
From 61 to 90 days	386	227
From 91 to 120 days	239	272
From 121 to 300 days	614	692

Total	59,309	52,446

6	Current and deferred tax

6.1 Deferred tax assets

The balance comprises temporary differences attributable to:

	June 30, 2024	December 31, 2023
Loss allowances for financial assets	320	339
Bonus provision	919	2,271
Lease	319	396
Share-based compensation (i)	2,608	3,064
Tax loss (ii)	13,530	11,916
Others (iii)	3,578	1,940

Total deferred tax assets	21,274	19,926

(i)	Mainly related to RSU amounts that are treated as temporary differences until the instrument is vested.
(ii)	Mainly related to losses from previous periods. Tax loss carry forwards are expected to be offset in the foreseeable future.
(iii)

Most of the amounts appointed as others in the deferred tax assets reconciliation correspond to usual book-to-tax temporary differences such as provision for sales commissions and suppliers and unrealized foreign exchange variation.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

6.2 Deferred tax liabilities

The balance comprises temporary differences attributable to:

	June 30, 2024	December 31, 2023
Acquisition of subsidiaries	992	1,136
Temporary differences	1,559	1499
Others	871	33

Total deferred tax liabilities	3,422	2,668

6.3 Income Tax expense

Income tax expense is recognized based on Management’s estimate of the weighted average effective annual income tax rate expected for the full financial year.

	Three months ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Current tax
Current tax on profits for the period	73	(1,697)	(181)	(2,267)

	73	(1,697)	(181)	(2,267)

Deferred income tax
Decrease in deferred tax	386	1,733	3,152	2,282

	386	1,733	3,152	2,282

Income tax	459	36	2,971	15

7	Leases

7.1 Amounts recognized in the balance sheets

The balance sheets show the following amounts related to leases:

	June 30, 2024	December 31, 2023
Right-of-use assets
Office buildings	2,464	3,277

Total	2,464	3,277

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	June 30, 2024	December 31, 2023
Lease liabilities
Current	1,607	1,863
Non-current	1,470	2,233

Total	3,077	4,096

The following table shows the changes in the right-of-use asset and lease liabilities:

2024
Right-of-use assets
Opening balance on January 1	3,277
New lease agreements	251
Remeasurement	36
Depreciation	(764)
Hyperinflation adjustment	5
Exchange differences	(341)

Closing balance on June 30	2,464

2024
Lease liabilities
Opening balance on January 1	4,096
New lease agreements	251
Remeasurement	36
Interest added	202
Principal elements of lease payments	(870)
Interest payment	(200)
Exchange differences	(438)

Closing balance on June 30	3,077

7.2 Amounts recognized in the statement of profit or loss

The statement of profit or loss presents the following amounts related to leases:

	Three months ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Depreciation charge of office buildings	385	375	764	746
Interest expense (included in financial expense)	96	153	202	302

Total	481	528	966	1,048

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

8	Property and equipment, net

Details of the Group’s property and equipment balance are presented below:

	June 30, 2024	December 31, 2023
Leasehold improvements	2,194	2,560
Machinery and equipment	38	43
Furniture and fixture	517	606
Computer and peripherals	3,849	3,192
Accumulated depreciation	(3,648)	(3,704)

Property and equipment, net	2,950	2,697

9	Intangible assets, net

Details of the Group’s intangible assets balance are presented below:

	June 30, 2024	December 31, 2023
Software	4,072	4,649
Trademark	206	238
Intellectual property	2,619	2,962
Customer contracts	9,336	9,490
Goodwill	20,434	21,832
Others	491	566
Accumulated amortization	(9,827)	(9,713)

Intangible assets, net	27,331	30,024

10	Accounts payable and accrued expenses

The breakdown of accounts payable and accrued expenses is as follows:

	June 30, 2024	December 31, 2023
Trade payables	19,412	14,829
Social charges	7,014	7,428
Profit-sharing	8,142	13,147
Provision for vacation and benefits	7,049	5,935
Others	20	21

Total	41,637	41,360

Current	39,332	39,728
Non-current	2,305	1,632

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

11	Taxes payable

The breakdown of taxes payable is as follows:

	June 30, 2024	December 31, 2023
Income tax payable	1,062	2,147
Other taxes payable	5,799	6,072

Total	6,861	8,219

Current	6,778	8,219
Non-current	83	—

12	Contingencies

The Group is party to civil and labor lawsuits involving loss risks. Provisions for losses resulting from lawsuits are estimated and updated by the Group, based on analysis from the Group’s legal advisors.

The breakdown of existing contingencies classified as probable losses by the Group, based on the evaluation of its legal advisors, which are recognized as a liability, is as follows:

	June 30, 2024	December 31, 2023
Civil	45	48
Labor	10	10
Tax	193	170

Total	248	228

The breakdown of existing contingencies classified as possible losses by the Group, based on the evaluation of its legal advisors, for which no provision was recognized, is as follows:

	June 30, 2024	December 31, 2023
Civil	148	114
Labor	171	176
Tax	1,058	1,067

Total	1,377	1,357

13	Shareholders’ equity

13.1 Issued capital

The total share capital is as follows:

	June 30, 2024	December 31, 2023
Number of ordinary nominative shares	184,971,270	184,027,008
Par value	0.0001	0.0001

Total issued capital	18	18

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

14	Revenue from services provided

The Group revenue derives mainly from the transfer of services rendered and fees charged as services are provided, therefore, mostly recognized over time. Disaggregation of revenue by major product lines are as follows:

	Three months ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Subscriptions	59,449	49,323	114,635	92,853
Taxes on subscriptions	(5,464)	(4,551)	(10,288)	(8,319)

Subscription revenue	53,985	44,772	104,347	84,534

Services provided	2,692	3,253	5,084	5,898
Taxes on services	(136)	(139)	(242)	(264)

Services revenue	2,556	3,114	4,842	5,634

Total revenue	56,541	47,886	109,189	90,168

15	Earnings (loss) per share

Basic earnings (loss) per share attributable to common stockholders is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding during the year.

Diluted earnings per share are computed by affecting all potential weighted average dilutive common stock, including options and restricted stock units.

The following tables contain the earnings (loss) per share of the Group for the three and six-month periods ended June 30, 2024 and 2023:

	Three months ended		Six months ended
Basic earnings (loss) per share	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Income (loss) attributable to the stockholders of the Group	4,935	(6,611)	2,489	(14,539)
Weighted average number of outstanding common shares (thousands)	184,889	187,035	184,567	187,629

Basic earnings (loss) per share	0.027	(0.035)	0.013	(0.077)

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	Three months ended		Six months ended
Diluted earnings (loss) per share	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Income (loss) attributable to the stockholders of the Group	4,935	(6,611)	2,489	(14,539)
Weighted average number of outstanding common shares (thousands)	192,356	187,035	192,332	187,629

Diluted earnings (loss) per share	0.026	(0.035)	0.013	(0.077)

16	Financial result, net

	Three months ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Interest and dividend earned on bank deposits and financial investments	5,019	3,287	10,510	5,055
Foreign exchange gains	2,296	3,241	3,226	4,174
Gains from fair value of financial instruments (i)	156	399	156	729
Gains from short and long-term investments	2,245	2,241	4,819	6,549
Other financial income	626	72	733	92

Financial income	10,342	9,240	19,444	16,599

Foreign exchange losses	(3,812)	(4,859)	(9,172)	(7,740)
Losses from fair value of financial instruments (i)	(762)	(392)	(2,365)	(645)
Interest on loans	—	—	—	(4)
Interest on lease liabilities	(96)	(153)	(202)	(302)
Losses from short and long-term investments	(811)	(171)	(2,086)	(1,175)
Adjustment of hyperinflation	(1,783)	(3,440)	(5,785)	(4,860)
Other financial expenses	(287)	(111)	(437)	(303)

Financial expense	(7,551)	(9,126)	(20,047)	(15,029)

Financial result, net	2,791	114	(603)	1,570

(i)	Refers to gain and losses on change in the fair value of hedge instruments (Refer to note 18.1)

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

17	Share-based compensation

17.1	Share-based compensation: VTEX

VTEX provides share-based compensation to selected directors and employees as a stock-option plan.

Both stock options and Restricted Stock Units instruments (“RSUs”) are exercisable as long as the director or employee fulfills the worked periods after the options are granted.

Set out below are summaries of stock options granted under the plan:

	Number of options (thousands)	Weighted average exercise price	Remaining contractual terms in years	Weighted average grant date fair value
At January 1, 2024	9,896	4.17	3.86	1.44

Granted	—	—	—	—
Forfeit	(380)	4.21	—	1.10
Exercised (i)	(435)	3.21	—	0.71

At June 30, 2024	9,081	4.20	3.41	1.49

Stock options exercisable as of June 30, 2024	5,777	4.43	2.99	1.09

(i)	The number of stock-options withheld for tax purposes was 1,990 shares.

The fair value of the stock options granted is calculated based on the Binomial Options Pricing Model considering the average contract term. The model inputs for options included:

•	Strike Price - Average price weighted by the quantity granted;

•	Target Asset Price - The trading price closest to the granting date of the options or the trading price derived from an independent valuation report;

•	Risk-Free Interest Rate - US Treasury interest rate, according to the contractual term;

•	Volatility - According to comparable peer entities listed on the stock exchange.

The following table summarizes the RSU options granted under the plan:

	Number of RSUs (thousands)	Weighted average grant date fair value
At January 1, 2024	3,720	6.32

Granted	1,138	6.77
Forfeit	(248)	5.71
Settled (i)	(800)	5.95

At June 30, 2024	3,810	6.57

(i)	The number of RSUs withheld for tax purposes was 208,733 shares.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

The fair value of the restricted stock units granted was calculated using the same Target Asset Price used in the Stock Options appraisal model.

For the six-month period ended June 30, 2024, there was US$14,831 (US$11,626 in 2023) of remaining unamortized compensation costs, including social charges, related to unvested stock options and RSUs granted to the Group’s employees. This cost will be recognized over an estimated weighted average remaining period of 1.73 years. Total unamortized compensation costs will be adjusted for future changes in estimated forfeitures.

The total expense, including taxes and social charges related to the share-based compensation plan for the six-month period ended June 30, 2024, was US$7,881 (for the six-month period ended June 30, 2023: US$9,434 ). For the six-month period ended June 30, 2024, the Group recorded in the capital reserve the amount of US$5,370 (for the six-month period ended June 30, 2023: US$7,636 ).

The Company must withhold an amount for an employee’s tax obligation associated with a share-based payment and transfer that amount to the tax authority on the employee’s behalf. The Company is settling the share-based compensation on a net basis by withholding the number of shares with a fair value equal to the monetary value of the employee’s tax obligation and only issuing the remaining shares on completion of the vesting period. If all of the shares outstanding as at June 30, 2024 were subsequently vested, the Group would be required to pay taxes of approximately US$11,644 (US$13,847 on December 31, 2023) considering the stock price as of June 30, 2024.

17.2	Share-based compensation: Loja Integrada

On April 29, 2021, VTEX introduced a new share-based compensation plan to selected directors and employees as a stock-option and RSU plan in Loja Integrada, a subsidiary wholly owned. This share-based compensation plan also has RSU and Stock Options. Under both stock-option plan and RSUs, the options have a term of 7 years as of the grant date. They are exercisable as long as the director or employee fulfills the worked periods after the options are granted.

Set out below are summaries of stock options granted under the plan:

	Number of options (thousands)	Weighted average exercise price	Remaining contractual terms in years	Weighted average grant date fair value
At January 1, 2024	8.42	14.81	4.35	6.17

Granted	—	—	—	—
Forfeit	—	—	—	—
Exercised	—	—	—	—

At June 30, 2024	8.42	12.74	3.85	5.35

Stock options exercisable as of June 30, 2024	8.42	12.74	3.85	5.35

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

The fair value of the stock options granted is calculated based on the Binomial Options Pricing Model considering the average contract term. The model inputs for options included:

•	Strike Price - Average price weighted by the quantity granted;

•	Target Asset Price - The trading price closest to the granting date of the options or the trading price derived from an independent valuation report;

•	Risk-Free Interest Rate - Future CDI, according to the contractual term;

•	Volatility - According to comparable peer entities listed on the stock exchange.

The following table summarizes the RSU granted under the plan:

	Number of RSUs (thousands)	Weighted average grant date fair value
At January 1, 2024	240.89	6.49

Granted	—	—
Forfeit	(0.50)	7.32
Settled (i)	(82.45)	5.45

At June 30, 2024	157.94	5.71

(i)	The number of RSUs withheld for tax purposes was 9,472 shares.

For the six-month period ended June 30, 2024, there was US$350 (2023 – US$1,433) of remaining unamortized compensation cost, including social charges, related to unvested stock options and RSUs granted to the Group’s employees. This cost will be recognized over an estimated weighted-average remaining period of 1.39 years. Total unamortized compensation costs will be adjusted for future changes in estimated forfeitures.

The total expense, including taxes and social charges related to the Loja Integrada share-based compensation plan for the six-month period ended June 30, 2024, was US$515 (for the six-month period ended June 30, 2023: US$372 ). For the six-month period ended June 30, 2024, the Group recorded in the capital reserve the amount of US$268 (for the six-month period ended June 30, 2023: US$248 ).

The Company must withhold an amount for an employee’s tax obligation associated with a share-based payment and transfer that amount to the tax authority on the employee’s behalf. The Company is settling the share-based compensation on a net basis by withholding the number of shares with a fair value equal to the monetary value of the employee’s tax obligation and only issuing the remaining shares on completion of the vesting period. If all of the shares outstanding as at June 30, 2024 were subsequently vested, the Group would be required to pay taxes of approximately US$104 (US$184 on December 31, 2023) considering the stock price as of June 30, 2024.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

17.3	Amounts recognized in the statement of profit or loss

The following table illustrates the classification of share-based compensation in the consolidated statements of profit and loss which includes both share-based compensation of VTEX and Loja Integrada, which includes social charges and taxes:

	Three months ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Subscription cost	(35)	(85)	(78)	(106)
Services cost	(169)	(99)	(333)	(244)
General and administrative	(1,961)	(1,708)	(4,579)	(3,422)
Sales and marketing	(930)	(1,050)	(1,985)	(2,369)
Research and development	(1,178)	(1,793)	(1,420)	(3,664)

Total	(4,273)	(4,735)	(8,395)	(9,805)

18	Financial Instruments

18.1	Financial instruments by category

The Company classifies its financial assets and liabilities under the following categories: amortized cost and fair value through profit or loss. The classification by category and the corresponding accounting policies of each financial instrument in these condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended on December 31, 2023.

(i)	Financial instruments valued at amortized cost

The Group has the following financial instruments valued at amortized cost:

	June 30, 2024	December 31, 2023
Financial assets:
Cash and cash equivalents	22,910	28,035
Short-term investments	74,412	88,081
Trade receivables	58,486	51,537

Total	155,808	167,653

Financial liabilities:
Trade payables	19,412	14,829
Lease liabilities	3,077	4,096

Total	22,489	18,925

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

(ii)	Financial instruments valued at fair value through profit or loss

The Group has the following financial instruments valued at fair value through profit or loss:

	Carrying amount
	June 30, 2024	December 31, 2023
Financial assets:
Short and long-term investments	121,712	95,293
Derivative financial instruments	48	53

Total	121,760	95,346

For the six-month period ended on June 30, 2024, the Group had derivative financial instruments designed as a hedge of foreign currency risk in Argentina. The hedge contracts had maturity dates equal to those of the principal, which was raised through Matba Rofex. The notional value is US$ 11,000 and the last maturity is due December 2024.

The following amounts were recognized in profit or loss in relation to financial instruments:

	Three months ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Net gain (loss) on financial instruments	(606)	7	(2,209)	84

The following amounts were recognized in profit or loss in relation to short and long-term investments:

	Three months ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Net gain on short and long-term investments	1,823	2,070	4,268	5,374

a.	Fair value hierarchy

This section provides details about the judgments and estimates made for determining the fair values of the financial instruments recognized and measured at fair value in the financial statements. The Group has classified its financial instruments into the three levels prescribed under the accounting standards to indicate the reliability of the inputs used in determining fair value.

	June 30, 2024
	Level 1	Level 2	Level 3
Assets
Short-term investments	118,077	—	—
Long-term investments	—	—	3,635
Derivative financial instruments	—	48	—

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	December 31, 2023
	Level 1	Level 2	Level 3
Assets
Short-term investments	93,293	—	—
Long-term investments	—	—	2,000
Derivative financial instruments	—	53	—

There were no transfers between levels 1, 2, and 3 for recurring fair value measurements during the first semester of 2024.

Fair value measurements using significant unobservable inputs (level 3)

In October 2023, VTEX initiated a strategic investment in privately held equity securities of an unquoted company, for an initial amount of US$2,000. The estimation of fair value for this investment requires the use of significant unobservable inputs, and as a result, the Company classified it as Level 3 within the fair value measurement framework. The valuation method is based on information available, including the market approach, and is supplemented with estimates such as revenue growth and liquidity.

The following table presents the changes in level 3 items for the period ended on June 30, 2024:

Investment in unquoted company
At January 1, 2024	2,000

Fair value adjustments	1,635

At June 30, 2024	3,635

b.	Fair value of other financial instruments at amortized cost

The Group also has several financial instruments which are not measured at fair value in the balance sheet. As at June 30, 2024, these instruments’ fair values are not different from their carrying amounts since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature. Differences were identified for the following instruments at June 30, 2024:

	June 30, 2024		December 31, 2023
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Short-term investments	12,429	10,081	20,872	21,443

Total	12,429	10,081	20,872	21,443

18.2	Financial risk management

The risk management of the Group is predominantly controlled by a central treasury department (Group treasury) under policies approved by the board of directors. Group treasury identifies, evaluates, and hedges financial risks in close co operation with the Group’s operating units. The board provides written principles for overall risk management and policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, the use of derivatives and non-derivative financial instruments, and investment of excess liquidity.

VTEX

Notes to the condensed consolidated interim financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

19	Subsequent events

On July 1, 2024, VTEX made a strategic investment in Synerise SA, a Polish AI infrastructure company, for a total consideration of $4,522. This strategic investment aims to enhance VTEX’s portfolio and potential future collaboration. The investment will be measured at fair value through profit or loss (FVTPL). The financial statements as of June 30, 2024, do not include any adjustments related to this transaction.

Item 2 – Management’s discussion and analysis of financial condition and results of operations

This Management’s Discussion and Analysis of Financial Condition and Results of Operations section may contain certain forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements for several reasons, including those described in our prior filings with the U.S. Securities and Exchange Commission.

The following analysis and discussion of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated interim financial statements as of June 30, 2024 and 2023 included elsewhere in this document.

Overview

VTEX is the composable and complete commerce platform for premier brands and retailers. VTEX delivers more efficiency and less maintenance to organizations seeking to make smarter IT investments and modernize their tech stack. Through our pragmatic composability approach, we empower brands, distributors, and retailers with unparalleled flexibility and comprehensive solutions, enabling them to invest solely in what provides a clear business advantage and boosts profitability. Our platform is designed to be the operating system for the commerce ecosystem to orchestrate complex network of consumers, business partners, suppliers, and fulfillment providers in one place. VTEX puts its customers’ business on a fast path to growth with a complete Commerce, Marketplace, and OMS solution. We help global companies build, manage and deliver native and advanced B2B, B2C, and marketplace commerce experiences with unprecedented time to market and without complexity.

We are redefining the boundaries between digital and physical commerce, empowering personal shoppers, and fostering seamless interactions across both realms. Our aim is to boost our customers’ conversion and efficiency rates in their commerce operations. Through VTEX, enterprises can easily build online stores, integrate and manage orders across multiple channels, create marketplaces to sell third-party vendors’ products, and optimize their product delivery process, among many other capabilities.

With over 20 years of experience in digital commerce, VTEX has been a leader in accelerating the digital commerce transformation in Latin America and is expanding globally. Our platform is engineered to enterprise-level standards and functionality with approximately 86.5% of our GMV coming from large, blue-chip companies (i.e. customers with more than US$10 million of GMV per year). We are trusted by 2.6 thousand customers with 3.5 thousand active online stores across 43 countries to connect with their consumers in a meaningful way.

We benefit from the acceleration of digitalization globally, and in particular in Latin America, where ecommerce is still underpenetrated. Accelerating ecommerce growth, evolving consumer expectations and the proliferation of digital shopping alternatives are raising the bar for brands and retailers to stay relevant. Legacy structures developed over years force enterprises to choose between deep customization and speed to market. Our technology combined with our ecosystem of partners solves this problem. We deliver flexibility and simplicity to complex, mission critical commerce operations. In 2024, our company is achieving several recognitions and acknowledgments. In the first quarter of 2024, VTEX was the exclusive vendor recognized as a Customers’ Choice in the 2024 Gartner® Voice of the Customer for Digital Commerce. According to the report, 98% of VTEX customers expressed their willingness to recommend the ecommerce platform to their peers. Additionally in February 2024, we were recognized as the top leader in the IDC MarketScape Worldwide B2C Digital Commerce Platforms for Midmarket Growth Vendor Assessment study. Rated the highest out of 25 vendors, we stood out for our comprehensive solutions and strategic focus on B2C excellence. In the second quarter of 2024, VTEX has been named a Leader for the first time in the IDC MarketScape: Worldwide Headless Digital Commerce Applications for Midmarket Growth 2024 Vendor Assessment, being recognized for providing comprehensive, unified commerce solutions, including B2B, B2C, B2X, omnichannel, experiential commerce, and marketplaces.

We offer access to our platform on a subscription basis, which accounted for 95.5% of our revenue for the three-month period ended June 30, 2024, compared to 93.5% of our revenue in the same period of 2023. Our subscription revenue is based on a fixed subscription fee and a transaction-based fee. The transaction-based fee accounts for most of our subscription revenues and is primarily structured as a take rate or percentage of the total value of the orders processed through our platform, including value added taxes and shipping, which we refer to as our GMV. Our transaction-based fee model aligns our success with our customers’ success and our revenue grows as our customers’ GMV grows. In the three-month period ended June 30, 2024, our GMV increased to US$4.4 billion from US$3.8 billion in the same period of 2023, representing an increase of 15.6% in USD and 19.4% on an FX neutral basis. In the same period, our subscription revenue increased to US$54.0 million from US$44.8 million, representing an increase of 20.6% in USD and 24.7% on an FX neutral basis.

In the three-month period ended June 30, 2024, our total revenue, which includes subscription and services revenue, increased to US$56.5 million from US$47.9 million in the same period of 2023, representing an increase of 18.1% in USD and 21.9% on an FX neutral basis.

Key metric—Gross merchandise value

The key metric we use to measure our performance, identify trends affecting our business, formulate our business plan projections and support our strategic decisions is GMV. Due to the seasonality of ecommerce and the foreign exchange effects resulting from the volatility of the currencies of the jurisdictions where we operate (particularly Latin America countries) vis-à-vis the U.S. Dollar (which is our functional currency), our management compares GMV on a year-over-year and foreign exchange neutral basis. The foreign exchange neutral measures are calculated by using the average monthly exchange rates for each month during the previous year, adjusted by inflation in countries with hyper-inflation, and applying them to the corresponding months of the current year, so as to calculate what our results would have been had exchange rates remained stable from one year to the next.

GMV is the total value of customer orders processed through our platform, including value added taxes and shipping. Our GMV does not include the value of orders processed by our SMB customers or B2B transactions. Due to our transaction-based subscription model, we believe that GMV growth is linked with our revenue growth and we track GMV as an indicator of the success of our customers, the performance of the platform and our market share.

	Three months ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
	(in millions of U.S. Dollars, unless otherwise indicated)
GMV	4,437.5	3,838.5	8,474.4	7,142.2
GMV growth FX neutral (%)	19.4%	21.2%	19.8%	20.9%

Seasonality and quarterly operations results

Our transaction-based subscription model, similar to most retail businesses, experiences seasonal fluctuations. Historically, we have generated higher net sales in the fourth quarter, as a consequence of the concentration of special dates during that quarter.

The following table sets forth our quarterly condensed consolidated interim statements of profit or loss data for each of the last historical nine quarters. The condensed consolidated interim statements of profit or loss data below has been prepared on the same basis as the unaudited consolidated financial statements included elsewhere in this document and, in our opinion, reflects all necessary adjustments, consisting only of ordinary course recurring adjustments, necessary to present this information fairly and accurately. These historical quarterly results of operations are not necessarily indicative of the results of operations for any future period. The pandemic’s macroeconomic impact led to fluctuations in seasonal patterns, resulting in certain levels of volatility. Nevertheless, we foresee these effects gradually normalizing as the macroeconomic conditions ease.

	For the three months ended (unaudited)
(in US$ millions)	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024
Subscription revenue	36.7	36.5	42.7	39.8	44.8	47.5	58.2	50.4	54.0
Services revenue	2.1	2.2	2.8	2.5	3.1	3.1	2.5	2.3	2.6

Total revenue	38.7	38.8	45.5	42.3	47.9	50.6	60.7	52.6	56.5

Subscription cost	(10.2)	(9.8)	(11.5)	(10.4)	(11.2)	(11.4)	(12.5)	(11.5)	(11.8)
Services cost	(2.8)	(2.9)	(3.1)	(4.2)	(4.4)	(3.6)	(3.4)	(3.2)	(3.1)

Total cost	(13.0)	(12.6)	(14.6)	(14.6)	(15.5)	(15.0)	(15.9)	(14.8)	(14.9)

Gross profit	25.7	26.1	30.9	27.7	32.4	35.6	44.9	37.9	41.6

Operating expenses
General and administrative	(7.4)	(6.9)	(7.1)	(7.9)	(8.2)	(8.4)	(9.1)	(9.2)	(8.8)
Sales and marketing	(21.3)	(16.2)	(12.4)	(14.8)	(14.4)	(15.1)	(15.1)	(17.2)	(17.3)
Research and development	(15.4)	(13.8)	(14.1)	(14.0)	(16.3)	(15.5)	(14.3)	(12.7)	(14.2)
Other income (losses)	(0.5)	(0.5)	(0.4)	(0.8)	(0.5)	(0.1)	(0.6)	(0.4)	0.3
Income (loss) from operation	(18.9)	(11.3)	(3.0)	(9.7)	(7.1)	(3.5)	5.7	(1.6)	1.7

Financial result, net	(5.4)	(0.2)	2.7	1.5	0.1	1.1	0.4	(3.4)	2.8
Equity results	0.3	0.3	0.3	0.3	0.4	0.3	0.0	0.0	(0.0)

Income (loss) before income tax	(24.1)	(11.2)	0.0	(7.9)	(6.6)	(2.1)	6.1	(5.0)	4.5

Income tax	2.6	(0.3)	(0.3)	(0.0)	0.0	(0.3)	(2.9)	2.5	0.5

Net income (loss) for the period	(21.5)	(11.5)	(0.3)	(7.9)	(6.6)	(2.4)	3.2	(2.5)	4.9

Earnings (loss) per share
Basic and diluted earnings (loss) per share US$	(0.11)	(0.06)	(0.00)	(0.04)	(0.04)	(0.01)	0.02	(0.01)	0.03

The following table sets forth selected condensed consolidated interim profit (loss) statements data for each of the periods indicated as a percentage of total revenue.

	For the three months ended (unaudited)
	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024
Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Subscription cost	(26.3)%	(25.2)%	(25.3)%	(24.6)%	(23.3)%	(22.5)%	(20.5)%	(21.9)%	(20.9)%
Services cost	(7.3)%	(7.4)%	(6.8)%	(9.9)%	(9.1)%	(7.2)%	(5.6)%	(6.1)%	(5.4)%

Total cost	(33.6)%	(32.6)%	(32.1)%	(34.4)%	(32.4)%	(29.7)%	(26.1)%	(28.0)%	(26.4)%

Gross profit	66.4%	67.4%	67.9%	65.6%	67.6%	70.3%	73.9%	72.0%	73.6%
Operating expenses
General and administrative	(19.2)%	(17.9)%	(15.5)%	(18.7)%	(17.2)%	(16.5)%	(15.0)%	(17.4)%	(15.5)%
Sales and marketing	(55.1)%	(41.7)%	(27.3)%	(35.0)%	(30.2)%	(29.8)%	(24.9)%	(32.7)%	(30.5)%
Research and development	(39.8)%	(35.6)%	(30.9)%	(33.0)%	(34.0)%	(30.6)%	(23.6)%	(24.2)%	(25.2)%
Other income (losses)	(1.2)%	(1.3)%	(0.9)%	(1.8)%	(1.1)%	(0.2)%	(0.9)%	(0.7)%	0.6%
Income (loss) from operation	(48.9)%	(29.1)%	(6.7)%	(23.0)%	(14.9)%	(6.9)%	9.4%	(3.0)%	3.0%
Financial result, net	(14.0)%	(0.5)%	5.9%	3.4%	0.2%	2.1%	0.6%	(6.4)%	4.9%

Equity results	0.7%	0.7%	0.8%	0.8%	0.8%	0.6%	0.0%	0.0%	(0.0)%
Income (loss) before income tax	(62.2)%	(28.9)%	0.1%	(18.7)%	(13.9)%	(4.2)%	10.0%	(9.4)%	7.9%

Income tax	6.8%	(0.9)%	(0.8)%	(0)%	0.1%	(0.5)%	(4.7)%	4.8%	0.8%

Net income (loss) for the period	(55.4)%	(29.8)%	(0.7)%	(18.8)%	(13.8)%	(4.7)%	5.3%	(4.7)%	8.7%

The following table sets forth our Non-GAAP income (loss) from operations for each of the periods indicated:

	For the three months ended (unaudited)
	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024
Income (loss) from operation	(18.9)	(11.3)	(3.0)	(9.7)	(7.1)	(3.5)	5.7	(1.6)	1.7

Share-based compensation expense	0.9	4.8	4.6	5.1	4.7	4.6	5.3	4.1	4.3
Amortization and adjustment related to acquisitions	0.6	0.5	0.5	0.5	0.8	0.6	0.6	0.5	0.4

Non-GAAP Income (loss) from operation	(17.5)	(6.0)	2.1	(4.1)	(1.5)	1.7	11.6	3.0	6.4

Components of our results of operations

The following is a summary of the principal line items comprising condensed consolidated interim income of profit and loss.

Total revenue

Our total revenue consists of (1) subscription and support revenue, arising from a multichannel cloud and SaaS-based platform focused on ecommerce; and (2) revenue from professional services and other, arising substantially from consulting services.

Subscription revenue

Subscription revenue consists of revenue derived from (1) a mix of transaction-based fees and fixed subscription fees, in each case derived from customers using our platform; (2) our SMB business; and (3) other business units that generate recurring revenue to us.

Transaction-based fees comprise (a) commission fees charged to customers based on a percentage of the GMV or a fee per order processed on our platform; and (b) commission fees charged to marketplace partners, payment providers, and any other services provided through our app store.

Fixed subscription fees comprise (a) yearly or multi-year upfront fees paid by merchants to reduce future variable fees; and (b) fixed monthly fee for using our platform in any given month. Fixed fees are paid to us at the beginning of the applicable subscription period, regardless of the length of the subscription period. As subscription fees are received in advance of providing the related services, we record deferred revenue on our consolidated balance sheet for the unearned revenue and recognize revenue ratably over the related subscription period.

Services revenue

Services revenue consists primarily of revenue derived from consulting services which are recognized over time during the period that services are performed. Services revenue accounted for 4.5% of our revenue for the three-month period ended June 30, 2024, compared to 6.5% in the same period of 2023. For the six-month period ended on June 30, 2024, the consulting services revenue accounted for 4.4% of our revenue, compared to 6.2% in the same period of 2023.

Cost of revenue

Our total cost consists of (1) subscription cost; and (2) services cost.

Subscription cost of revenue

Subscription cost consists mainly of costs related to hosting and customer support costs. The hosting related costs include third-party providers, software related platform operating costs, and compensation for our infrastructure team. Support costs are mostly driven by personnel cost, and represent expenses related to the support we provide to our customers.

Services cost of revenue

Services cost consist mainly of personnel costs and/or third-party expenses to provide the professional services advisory for a specific project of a customer project.

Operating expenses

Our operating expenses consist of general and administrative expenses, sales and marketing expenses, and research and development expenses.

General and administrative expenses consist primarily of (1) personnel-related expenses (including stock-based compensation) for our finance, support operation departments, legal and compliance teams; (2) corporate expenses; and (3) corporate overhead allocation. General and administrative expenses also include costs related to business acquisitions, legal and other professional services fees and depreciation and amortization.

Sales and marketing expenses consist primarily of (1) personnel-related expenses (including stock-based compensation) and commissions paid to the direct sales team, the success team, partnership sales team and sales enablement team; (2) travel-related expenses; (3) marketing and events expenses; (4) finder fee commissions; and (5) the allocation of corporate overhead. We plan to continue to incur sales and marketing expenses in the regions that we currently have a presence as well as in new regions over time in order to continue to enhance our brand awareness and our capabilities to attract new customers.

Research and development expenses consist primarily of (1) personnel-related expenses (including stock-based compensation) for product development, product management and product design; (2) software subscription costs related to the product; and (3) the allocation of corporate overhead. We expect to increase the research and development expenses to continue investing in product innovation, and in the development of new products.

Financial results

Financial results consist of financial income and financial expenses. Financial income consists of interest earned on bank deposits, foreign exchange gains, short-term investment gains and other financial income. Financial expense consists mostly of foreign exchange losses, short-term investment losses, losses from fair value of financial instruments, interest on lease liabilities and adjustment of hyperinflation in Argentina.

Income tax

Provision for income taxes consists primarily of income taxes, current and deferred, in certain foreign jurisdictions in which we conduct business. The current and deferred income taxes are calculated based on the tax laws enacted or substantively enacted at the end of the reporting period in the countries in which we operate and generate taxable income.

Currently we are running losses in most of our subsidiaries, and to that extent and considering the profitability expected in the foreseeable future our most relevant operation has been booking the related tax losses as part of our deferred tax assets.

Historical consolidated operations results

Comparison of results of operations for the three and six-month periods ended June 30, 2024 and 2023

The following table sets forth our condensed consolidated interim income statements for the three and six-month periods ended June 30, 2024 and 2023. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Three months ended		Six months ended
(in US$ thousands)	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Subscription revenue	53,985	44,772	104,347	84,534
Services revenue	2,556	3,114	4,842	5,634
Total revenue	56,541	47,886	109,189	90,168
Subscription cost (1)	(11,842)	(11,153)	(23,381)	(21,553)
Service cost (1)	(3,080)	(4,353)	(6,301)	(8,519)
Total cost	(14,922)	(15,506)	(29,682)	(30,072)
Gross profit	41,619	32,380	79,507	60,096
Operating expenses
General and administrative (1)	(8,767)	(8,242)	(17,939)	(16,167)
Sales and marketing (1)	(17,252)	(14,449)	(34,444)	(29,231)
Research and development (1)	(14,236)	(16,305)	(26,964)	(30,264)
Other income (losses)	331	(511)	(55)	(1,265)
Income (loss) from operation	1,695	(7,127)	105	(16,831)
Financial result, net	2,791	114	(603)	1,570
Equity results	(16)	367	2	708
Income (loss) before income tax	4,470	(6,646)	(496)	(14,553)
Total income tax	459	36	2,971	15
Net income (loss) for the period	4,929	(6,610)	2,475	(14,538)

(1)	Includes stock-based compensation expenses as follows:

	Three months ended		Six months ended
(in US$ thousands)	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Subscription cost	(35)	(85)	(78)	(106)
Service cost	(169)	(99)	(333)	(244)
General and administrative	(1,961)	(1,708)	(4,579)	(3,422)
Sales and marketing	(930)	(1,050)	(1,985)	(2,369)
Research and development	(1,178)	(1,793)	(1,420)	(3,664)
Total	(4,273)	(4,735)	(8,395)	(9,805)

Total revenue

The components of our total revenue during the three and six-month periods ended on June 30, 2024 and 2023 were as follows:

	Three months ended			Six months ended
(in US$ thousands, except percentages)	June 30, 2024	June 30, 2023	Variation	June 30, 2024	June 30, 2023	Variation
Subscription revenue	53,985	44,772	20.6%	104,347	84,534	23.4%
Services revenue	2,556	3,114	(17.9)%	4,842	5,634	(14.1)%
Total revenue	56,541	47,886	18.1%	109,189	90,168	21.1%

Total revenue for the three-month period ended June 30, 2024 was US$56.5 million, an increase of US$8.7 million, or 18.1% in US$ or 21.9% on an FX neutral basis, from US$47.9 million in the same period of 2023. The increase in total revenue was primarily driven by: an increase in GMV of 15.6% in US$ or 19.4% on an FX neutral basis to US$4.4 billion for the three-month period ended June 30, 2024, from US$3.8 billion in the same period of 2023, which also led to higher revenues from transaction-based fees.

Total revenue for the six-month period ended June 30, 2024 was US$109.2 million, an increase of US$19.0 million, or 21.1% in US$ or 21.7% on an FX neutral basis, from US$90.2 million in the same period of 2023. The increase in total revenue was primarily driven by: an increase in GMV of 18.7% in US$ or 19.8% on an FX neutral basis to US$8.5 billion for the six-month period ended June 30, 2024, from US$7.1 billion in the same period of 2023, which also led to higher revenues from transaction-based fees.

Total cost

The components of our total cost during the three and six-month periods period ended on June 30, 2024 and 2023 were as follows:

	Three months ended			Six months ended
(in US$ thousands, except percentages)	June 30, 2024	June 30, 2023	Variation	June 30, 2024	June 30, 2023	Variation
Subscription cost	(11,842)	(11,153)	6.2%	(23,381)	(21,553)	8.5%
Services cost	(3,080)	(4,353)	(29.2)%	(6,301)	(8,519)	(26.0)%
Total cost	(14,922)	(15,506)	(3.8%)	(29,682)	(30,072)	(1.3)%

Total cost for the three-month period ended June 30, 2024 decreased by US$0.6 million, or 3.8%, to US$14.9 million from US$15.5 million in the same period of 2023, mainly due to an decrease in total cost of services by US$1.3 million, partially offset by an increase in subscription cost by US$0.7 million.

Total cost for the six-month period ended June 30, 2024 decreased by US$0.4 million, or 1.3%, to US$29.7 million from US$30.1 million in the same period of 2023, mainly due to a decrease in total cost of services by US$2.2 million, partially offset by and an increase in subscription cost by US$1.8 million.

Gross profit

As a result of the above, our gross profit increased by US$9.2 million, or 28.5% to US$41.6 million for the three-month period ended June 30, 2024 from US$32.4 million in the same period of 2023. As a percentage of our total revenue, our gross profit increased to 73.6% in the three-month period ended June 30, 2024 from 67.6% in the same period of 2023, mainly due to operational hosting cost efficiencies.

Our gross profit increased by US$19.4 million, or 32.3% to US$79.5 million for the six-month period ended June 30, 2024 from US$60.1 million in the same period of 2023. As a percentage of our total revenue, our gross profit increased to 72.8% in the six-month period ended June 30, 2024 from 66.6% in the same period of 2023, mainly due to operational hosting cost efficiencies.

Operating expenses

General and administrative

General and administrative expenses during the three and six-month periods ended on June 30, 2024 and 2023 were as follows:

	Three months ended			Six months ended
(in US$ thousands, except percentages)	June 30, 2024	June 30, 2023	Variation	June 30, 2024	June 30, 2023	Variation
General and administrative	(8,767)	(8,242)	6.4%	(17,939)	(16,167)	11.0%
Percentage of total revenue	(15.5)%	(17.2)%	—	(16.4)%	(17.9)%	—

Our general and administrative expenses increased by US$0.5 million, or 6.4%, to US$8.8 million for the three-month period ended June 30, 2024 from US$8.2 million in the same period of 2023, primarily due to (1) the increase in expenses related to compensation, including share-based compensation, and (2) the increase in outsourcing expenses.

For the six-month period ended June 30, 2024, our general and administrative expenses increased by US$1.8 million, or 11.0%, to US$17.9 million from US$16.1 million in the same period of 2023, primarily due to the increase in expenses related to compensation, including share-based compensation.

Sales and marketing

Sales and marketing expenses during the three and six-month periods ended June 30, 2024 and 2023 were as follows:

	Three months ended			Six months ended
(in US$ thousands, except percentages)	June 30, 2024	June 30, 2023	Variation	June 30, 2024	June 30, 2023	Variation
Sales and marketing	(17,252)	(14,449)	19.4%	(34,444)	(29,231)	17.8%
Percentage of total revenue	(30.5)%	(30.2)%	—	(31.5)%	(32.4)%	—

Our sales and marketing expenses increased by US$2.8 million, or 19.4%, to US$17.3 million for the three-month period ended June 30, 2024 from US$14.4 million in the same period of 2023, primarily due to (1) the increase in expenses related to marketing and events and (2) the increase in outsourcing expenses.

For the six-month period ended June 30, 2024, our sales and marketing expenses increased by US$5.2 million, or 17.8%, to US$34.4 million from US$29.2 million for the same period of 2023, primarily due to (1) the increase in expenses related to marketing and events and (2) the increase in outsourcing expenses.

Research and development

Research and development expenses during the three and six-month periods ended on June 30, 2024 and 2023 were as follows:

	Three months ended			Six months ended
(in US$ thousands, except percentages)	June 30, 2024	June 30, 2023	Variation	June 30, 2024	June 30, 2023	Variation
Research and development	(14,236)	(16,305)	(12.7)%	(26,964)	(30,264)	(10.9)%
Percentage of total revenue	(25.2)%	(34.0)%	—	(24.7)%	(33.6)%	—

Our research and development expenses decreased by US$2.1 million, or 12.7% to US$14.2 million for the three-month period ended June 30, 2024 from US$16.3 million in the same period of 2023, primarily due to the decrease in expenses related to compensation, including share-based compensation.

For the six-month period ended June 30, 2024, our research and development expenses decreased by US$3.3 million, or 10.9%, to US$27.0 million from US$30.3 million in 2023, primarily due to the decrease in expenses related to compensation, including share-based compensation.

Financial results

The components of our financial results during the three and six-month periods ended June 30, 2024 and 2023 were as follows:

	Three months ended			Six months ended
(in US$ thousands, except percentages)	June 30, 2024	June 30, 2023	Variation	June 30, 2024	June 30, 2023	Variation
Financial income	10,342	9,240	11.9%	19,444	16,599	17.1%
Financial expense	(7,551)	(9,126)	(17.3)%	(20,047)	(15,029)	33.4%
Financial result, net	2,791	114	2,348.2%	(603)	1,570	n/a

Our financial result amounted to a revenue of US$2.8 million for the three-month period ended June 30, 2024, compared to an revenue of US$0.1 million in the same period of 2023

Our financial result amounted to a expense of US$0.6 million for the six-month period ended June 30, 2024, compared to an revenue of US$1.6 million in the same period of 2023

Explanations for the variations in the above referred period are set forth below:

Financial income

Financial income increased by US$1.1 million, or 11.9%, to US$10.3 million for the three-month period ended June 30, 2024 from US$9.2 million in the same period of 2023, mainly due to an increase in interest and dividends earned on bank deposits and financial investments to US$5.0 million in June 30, 2024 from US$3.3 million in June 30, 2023., which was partially offset by a decrease in foreign exchange gains to US$2.3 million in June 30,2024 from US$ 3.2 million in June 30,2023.

Financial income increased by US$2.8 million, or 17.1%, to US$19.4 million for the six-month period ended June 30, 2024 from US$16.6 million in the same period of 2023, mainly due to the increase in interest and dividends earned on bank deposits and financial investments to US$10.5 million in June 30, 2024 from US$5.1 million in June 30, 2023, which was partially offset by (1) a decrease in gains from short and long-term investments to US$4.8 million in June 30, 2024 from US$6.5 million in June 30, 2023 and; (2) a decrease in foreign exchange gains to US$3.2 million in June 30, 2024 from US$4.2 million in June 30, 2023.

Financial expense

Financial expense decreased by US$1.6 million, or 17.3%, to US$7.6 million for the three-month period ended June 30, 2024 from US$9.1 million in the same period of 2023, mainly due to (1) a decrease in adjustment of hyperinflation to US$1.8 million in June 30, 2024 from US$3.4 million in June 30, 2023 and; (2) a decrease in foreign exchange losses to US$3.8 million in June 30, 2024 from US$4.9 million in June 30, 2023, which was partially offset by (3) an increase in losses from short and long-term investment to US$ 0.8 million in June 30, 2024 from US$ 0.2 million in June 30, 2023.

Financial expense increased by US$5.0 million, or 33.4%, to US$20.0 million for the six-month period ended June 30, 2024 from US$15.0 million in the same period of 2023, mainly due to (1) an increase in fair value losses from financial instruments to US$2.4 million in June 30, 2024 from US$ 0.6 million in June 30, 2023, (2) an increase in foreign exchange losses to US$9.2 million in June 30, 2024 from US$7.7 million in June 30, 2023, and; (3) an increase in adjustment of hyperinflation to US$5.8 million in June 30, 2024 from US$4.9 million in June 30, 2023.

The following tables show the unrealized gain and loss position recorded in our Balance Sheet as at June 30, 2024 and December 31, 2023:

	As at June 30, 2024
	(unaudited)
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Short and long-term investments	117,599	4,139	(26)	121,712

	As at December 31, 2023
	(unaudited)
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Short and long-term investments	90,249	5,052	(8)	95,293

Net income (loss) for the period

As a result of the above, our net income amounted to US$4.9 million for the three-month period ended June 30, 2024, compared to a net loss of US$6.6 million in the same period of 2023.

As a result of the above, our net income amounted to US$2.5 million for the six-month period ended June 30, 2024, compared to a net loss of US$14.5 million in the same period of 2023.

Condensed consolidated statements of cash flows

The following table sets forth certain condensed consolidated cash flow information for the periods indicated:

	For the six months ended
(in US$ thousands)	June 30, 2024	June 30, 2023
Net cash provided by (used in) operating activities	6,399	(8,174)
Net cash provided by (used in) investing activities	(8,916)	99,186
Net cash used in financing activities	(1,295)	(15,321)
Net increase (decrease) in cash and cash equivalents	(3,812)	75,691

Net cash provided by (used in) operating activities

For the six months ended June 30, 2024, our net cash provided by operating activities amounted to US$6.4 million, compared to US$8.2 million of cash used in the same period of 2023, primarily as a result of:

•	(1) a net income of US$2.5 million for the six-month period ended June 30, 2024, compared to a net loss of US$14.5 million in the same period of 2023.

•

(2) adjustments of accrued interest in the amount of US$10.5 million for the six-month period ended June 30, 2024, compared to adjustments of US$5.1 million in the same period of 2023. This was partially offset by adjustments of fair value gains in the amount of US$0.5 million for the six-month period ended June 30, 2024, compared to adjustments of US$5.5 million in the same period of 2023.

•

(3) working capital adjustments which consisted mainly of an increase in deferred revenue in the amount of US$10.3 million for the six-month period ended June 30, 2024, compared to an increase of US$6.2 million in the same period of 2023. This was partially offset by an increase in trade receivables in the amount of US$13.0 million for the six-month period ended June 30, 2024, compared to an increase of US$6.6 million in the same period of 2023, and an increase in recoverable taxes in the amount of US$4.7 million for the six-month period ended June 30, 2024, compared to an increase of US$0.1 million in the same period of 2023.

Net cash provided by (used in) investing activities

For the six-month period ended June 30, 2024, net cash used in investing activities amounted to US$8.9 million, compared US$99.2 million of net cash provided by investing activities in the same period of 2023, primarily as a result of (1) an increase in the purchase of short-term investments to US$67.5 million for the six-month period ended June 30, 2024, from US$21.2 million in the same period of 2023, and (2) a decrease in the redemption of short and long-term investment to US$60.6 million for the six-month period ended June 30, 2024, from US$118.3 million in the same period of 2023

Net cash used in financing activities

For the six-month period ended June 30, 2024, net cash used in financial activities increased by US$14.0 million to US$1.3 million, from US$15.3 million in the same period of 2023, primarily as a result of the decrease of buyback of shares to nil for the six-month period ended June 30, 2024, from US$13.8 million in the same period of 2023

Capital expenditures

Our capital expenditures, consisting of purchase of property and equipment and intangible assets, for the six-month period ended June 30, 2024 and 2023, amounted to US$1.3 million and US$0.2 million, respectively, representing 1.2% and 0.2% of our total revenue for the six-month period ended June 30, 2024 and 2023, respectively.

We expect to meet our capital expenditure needs for at least the next 12 months from our net cash provided by operating activities and our existing cash and cash equivalents.

Off-balance sheet arrangements

As of June 30, 2024, we did not have any off-balance sheet arrangements.

Quantitative and qualitative disclosures about market risk

We are exposed to market risks in the ordinary course of our business, including the effects of foreign currency fluctuations, derivative financial instruments, credit risk and liquidity risk. Information relating to quantitative and qualitative disclosures about these market risks is described below:

Interest rate risk

The interest risk arises from the possibility of us incurring losses due to fluctuations in interest rates in respect of fair value of future cash flows of a financial instrument.

Our investments are made for capital preservation purposes and we do not enter into investments for trading or speculative purposes. Our trade receivables, accounts payable and other liabilities do not bear interest.

Our cash, cash equivalents and short-term investments consist primarily of interest-bearing accounts held by our parent company in USD. Such interest-earning instruments carry a degree of interest rate risk. To minimize interest rate risk, we intend to maintain our portfolio of cash equivalents in a variety of investment-grade securities, which may include commercial papers, money market funds, and government and nongovernment debt securities. Because of the short-term maturities of our cash, cash equivalents and short-term investments, as of June 30, 2024, we are not materially exposed to the risk of changes in market interest rates.

Foreign currency exchange risk

We have significant operations internationally that are denominated in foreign currencies. Our exposure to foreign exchange risk is primarily related to fluctuations between the U.S. Dollar and the currency of Latin American countries in which we operate (primarily the Brazilian real, Argentine peso, Colombian peso and Chilean peso). We transact business in various foreign currencies and have significant international revenues and costs. Our cash flows, results of operations and some of our intercompany balances are exposed to foreign exchange rate fluctuations that may differ materially from expectations. We may record significant gains or losses due to foreign currency fluctuations and related hedging activities.

Our subsidiaries determine their functional currency based on the currency that mostly impacts their economic environment. As a result, they generate revenues and incur expenses in currencies other than the Group’s presentation currency. As of the six-month period ended June 30, 2024 and in the year ended December 31, 2023, 20.1% and 20.3% of our revenues were denominated in, or linked to, U.S. dollars, respectively. As of June 30, 2024 and in the year ended December 31, 2023, our assets were represented by 62.2% and 61.3% in U.S. dollars, 37.8% and 38.7% in other currencies. As of June 30, 2024 and in the year ended December 31, 2023, our liabilities, excluding our total shareholders’ equity, were represented by 12.4% and 11.7% in U.S. dollars, 87.6% and 88.3% in other currencies.

We are exposed to foreign exchange fluctuations on the revaluation of foreign currency assets and liabilities. We use foreign exchange derivative products to hedge the risk of currency devaluation and hyper-inflation. By their nature, derivative financial instruments involve risk, including the credit risk of non-performance by counterparties. We use derivatives for hedging purposes and not as speculative investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 6, 2024

VTEX

By:	/s/ Ricardo Camatta Sodre
Name:	Ricardo Camatta Sodre
Title:	Chief Financial Officer